Exhibit 12

COCA‑COLA BOTTLING CO. CONSOLIDATED

RATIO OF EARNINGS TO FIXED CHARGES

	First Half	Fiscal Year
(in thousands, except ratios)	2018	2017	2016	2015	2014	2013
Computation of Earnings:
Income (loss) before income taxes	$(29,416)	$63,006	$92,712	$99,122	$55,618	$44,244
Add:
Interest expense	24,365	40,928	34,475	26,905	27,337	27,474
Amortization of debt premium/discount and expenses	574	1,082	1,855	2,011	1,938	1,933
Interest portion of rent expense(1)	3,707	6,223	4,564	2,977	2,523	2,380
Earnings (losses) as adjusted	$(770)	$111,239	$133,606	$131,015	$87,416	$76,031

Computation of Fixed Charges:
Interest expense	$24,365	$40,928	$34,475	$26,905	$27,337	$27,474
Capitalized interest	283	548	489	348	173	177
Amortization of debt premium/discount and expenses	574	1,082	1,855	2,011	1,938	1,933
Interest portion of rent expense(1)	3,707	6,223	4,564	2,977	2,523	2,380
Fixed charges	$28,929	$48,781	$41,383	$32,241	$31,971	$31,964

Ratio of Earnings to Fixed Charges	(2)	2.28	3.23	4.06	2.73	2.38

(1)	Interest portion of rent expense includes one-third of net rent expense.
(2)	The ratio of earnings to fixed charges was less than 1.00 for the first half of 2018. The deficiency in the ratio of earnings to fixed charges was $29.6 million.